TASER International, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255
December 7, 2010
Evan S. Jacobson
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	TASER International, Inc. Schedule TO-1 Filed November 24, 2010 File No. 005-62259
Dear Mr. Jacobson,
     On behalf of TASER International, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated December 2, 2010 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the questions set forth in your Comment Letter and have provided the attached responses. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.
Schedule TO-I
Exhibit 99(A)(1)(A): Offer to Purchase
     1. We note that a modified Exchange Ratio may apply to certain Eligible Options if the per share price of the Company’s Common Stock exceeds $5.25 at the time the Exchange Offer expires. Please advise how the Exchange Offer complies with Item 4 of Schedule TO and Item 1004 of Regulation M-A and Exchange Act Rules 13e-4(f)(1)(ii) and 14e-1(b).
Response
     The Company does not believe that the amount of consideration offered will change, even though it is variable. Therefore, we do not believe it is necessary to leave the tender offer open for 10 business days following determination of the final exchange ratio. Nevertheless, we have revised the Offer to Exchange in Amendment No. 1 to the Schedule TO/A to reflect an

Evan S. Jacobson
United States Securities and Exchange Commission
December 7, 2010

example outcome in the event that the closing price of the Company’s common stock exceeds $5.25 at the time the Exchange Offer expires, in which case the Modified Exchange Ratios would be used. Specifically, we have amended the Schedule TO and Offer to Exchange to insert the following language after each “Modified Exchange Ratios” table:
For example, if an Eligible Employee tenders 100 Eligible Options with an exercise price of $10.25 under the Modified Exchange Ratio, the eligible employee will receive 50 New Options with an exercise price equal to the closing price of our common stock at the completion of the Exchange Offer.
     Additionally, the Company commits to provide every Eligible Employee with an email communication at, or in close proximity to, the end of regular trading on the expiration date of the Exchange Offer setting forth the Company’s closing stock price and which exchange ratio actually applies. A form of this communication is attached as Exhibit (a)(1)(K) to Amendment No. 1 to the Schedule TO/A, which is being filed concurrently with this response.
Section 16. Extension of Exchange Offer; Termination; Amendments, page 30
     2. In the first two paragraphs of this section, you reserve the right to terminate or amend the exchange offer “by giving oral, written or electronic notice” to option holders. We do not believe that orally informing holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Exchange Act Rule 13e-4(c)(3) and (e)(3).
Response
     We acknowledge the Staff’s comment and confirm that the Company will provide appropriate notice as required by the cited rules.
Section 19. Miscellaneous- Forward Looking Statements, page 33
     3. We note your statement in the first paragraph on page 33 that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. We note a similar statement in the second to last paragraph on page iv. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please:
•	advise us as to how the Company is complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8);

Evan S. Jacobson
United States Securities and Exchange Commission
December 7, 2010

•	confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company’s eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the Offer to Exchange some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

•	revise the disclosure here consistent with Exchange Act Rule 13e-4(f)(8).
Response
     We acknowledge the Staff’s comment and confirm to the Staff that no offers are being made to the employees outside the United States. Accordingly, we have revised the Offer to Exchange in Amendment No. 1 to the Schedule TO/A to limit the statement to a particular state within the United States where the making of the offer might be illegal. The language in the Company’s original Offer to Exchange was not intended to apply to holders located outside of the United States.
     4. Please revise to eliminate the statement in the penultimate paragraph that you “make no commitment, and disclaim any duty, to update or revise any forward-looking statements.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that existing disclosure materially changes. See Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3). Please also refrain from including such language in future press releases and filings.
Response
     We acknowledge the Staff’s comment, and accordingly have revised the Offer to Exchange in Amendment No. 1 to the Schedule TO/A to delete this statement. With respect to similar comments in future press releases and filings, the Company will refrain from including such language in situations where it is inconsistent with our obligations to amend and promptly disseminate revised information.
     Finally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Evan S. Jacobson
United States Securities and Exchange Commission
December 7, 2010

     If you have any questions regarding our responses, you may contact me at (480) 905-2002.

Sincerely,
/s/ Daniel M. Behrendt
Daniel M. Behrendt
Chief Financial Officer TASER International, Inc.